UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X) ANNUAL REPORT UNDER SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2008.

OR

   ( ) TRANSITIONAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For transition period from

Commission File Number:   1-12431

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

UNITY BANK EMPLOYEES’ SAVINGS
AND PROFIT SHARING PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
UNITY BANCORP, INC.
64 OLD HIGHWAY 22 CLINTON, NJ 08809

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

REQUIRED INFORMATION

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust

Report of Independent Registered
Public Accounting Firm

To the Board of Trustees
Unity Bank Employees’ Savings and Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and schedule of loans or fixed income obligations in default or classified as uncollectible as of or for the year-ended December 31, 2008 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/  McGladrey & Pullen, LLP

June 29, 2009

Blue Bell, Pennsylvania

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

Assets:	2008	2007
Investments, at fair value	$2,737,791	$3,462,807
Participant loans	88,928	121,017
Net assets available for benefits at fair value	2,826,719	3,583,824
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,639	4,857
Net assets available for benefits	$2,828,358	$3,588,681

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2008 and 2007

	2008	2007
Additions (Deductions)
Contributions
Employee contributions	$470,785	$446,901
Employer contributions, net of forfeitures	195,423	185,267
Total contributions	666,208	632,168

Investment income
Net depreciation in fair value of investments	(1,125,818)	(248,117)
Interest and dividends	27,021	35,575
Net investment (loss) income	(1,098,797)	(212,542)
Total investment income (loss)	(432,589)	419,626

Benefits paid to participants	(306,382)	(327,603)
Expenses	(21,352)	(24,307)
Total deductions	(327,734)	(351,910)
Net (decrease) increase	(760,323)	67,716

Net assets available for benefits
Beginning	3,588,681	3,520,965
Ending	$2,828,358	$3,588,681

See accompanying notes to financial statements.

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Notes to Financial Statements
December 31, 2008 and 2007
(1)           Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Unity Bank Employees’ Savings and Profit Sharing Plan and Trust (the Plan) for employees of Unity Bank (the Bank) have been prepared on an accrual basis and present the net assets available for benefits and the changes in those net assets.  Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Administrative Expenses

Administrative expenses for maintaining the Plan are paid by the Bank.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 6 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The assets of the Plan are primarily financial instruments, which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. Investments in funds are subject to risk conditions of the individual funds' objectives, stock market performance, interest rates, economic conditions, and world affairs.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Related-Party Transactions

Certain Plan investments are managed by The Bank of New York (BNY).  BNY is the trustee as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

(2)           Description of Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a participant-directed, Federal income tax deferred defined contribution plan that was initiated in August of 2003 and is administered by the Bank. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Investment Options

The participant contributions and employer matching contributions may be allocated to various investment funds, and/or the Unity Bank Stock Fund at the discretion of the participant, provided that all directed allocations be in whole percentages.

Benefits and Contributions

Eligible participants, as defined, include employees of the Bank who have attained the age of 21, are not resident aliens or collectively bargained employees. Eligible participants can begin making contributions after three months of employment. Participants are eligible to receive employer matching and discretionary contributions when they have completed three months of service, as defined. Benefits are determined based on accumulated participants' and employer's contributions and related investment earnings or losses on those contributions. The participant can contribute up to 75% of base compensation, as defined, subject to legal limitations. The employer’s contributions are equal to 100% of the participants' contributions, up to 3% of base compensation and 50% of the participant’s contributions for the next 2% of base compensation, as defined. The Bank may also make discretionary contributions. Each year the Bank's board of directors will determine if a discretionary contribution will be made to the Plan. Each participant's share of this contribution is based on the relationship his or her compensation bears to the total compensation of employees participating in the Plan. At the plan administrator's discretion, employees are entitled to contribute rollovers from other qualified plans.

Forfeitures

Any forfeited amounts reduce the employer's contributions to the Plan. At December 31, 2008, forfeited non-vested accounts amounted to $75. For the year ended December 31, 2008, $9,110 in forfeited non-vested accounts reduced the employer’s contributions to the Plan.

Vesting

All participants are fully vested in their voluntary contributions and related investment earnings or losses. Beginning on January 1, 2006 Unity Bank’s 401(k) plan became a “Safe Harbor Plan” which means employer matching contributions made from that date forward are automatically vested.  Employer matching contributions made prior to January 1, 2006 are 100% vested after completing six years of service.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of (a) the Company’s contribution and (b) Plan earnings.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Funding

Employee contributions are funded through biweekly payroll deductions, and employer matching is funded each pay period.

Payment of Benefits

Upon normal retirement at age 65 or termination of employment, a participant may elect to receive a lump-sum amount equal to his or her vested account balance at termination date, various annuity options, or, by agreement with the plan administrator, a lump-sum payment at any date prior to the April 1 following the taxable year he or she attains, or would have attained, age 59-1/2. The benefit to which a participant is entitled is the benefit which can be provided from the participant's vested account balance.

(3)           Loan Policy

Employees participating in the Plan are eligible to receive loans from the Plan. Loans that are granted to the participant are subject to the following conditions:

The minimum amount of any loan shall have a minimum term of 12 months. The maximum loan amount is determined under federal tax and pension laws. Borrowings are from the vested portion of accounts in any amount between $1,000 and $50,000, reduced by the highest outstanding loan balance within the prior 12 months.

The interest rates on loans are at reasonable rates of interest based on interest rates that institutions in the business of making loans would charge under similar circumstances.  The loans are secured by the balance in the participant’s account.  Loans are repaid (principal and interest) and added back to the participant account balances generally through regular after-tax payroll deductions.

(4)           Plan Termination

Although it has not expressed any intent to do so, the employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will fully vest and receive the value of their accounts as a lump-sum distribution.

(5)           Tax Status

The Plan adopted a volume submitter plan in August 2003, intended to meet the form requirements of Internal Revenue Code Section 401(a).  The employer has not applied for a determination letter.  Plan management believes that that the Plan is currently designed and being operated in compliance with the applicable provisions of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan's financial statements.

(6)	Fair Value Measurement

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, Fair Value Measurements. SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  In determining fair  value, the Plan uses various methods including market, income and cost approaches.  Based on these approaches, the Plan may  utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and or the risks inherent in the inputs to the valuation technique.  These inputs can be readily observable, market corroborated, or generally unobservable inputs.  The Plan utilizes techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.  Based on the observability of the inputs used in valuation techniques, the Plan is required to provide information according to the fair value hierarchy.  The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.  Financial assets and liabilities carried at fair value will be classified and disclosed as follows:

    Level 1 Inputs
●	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

    Level 2 Inputs

●	Quoted prices for similar assets or liabilities in active markets.
●	Quoted prices for identical or similar assets or liabilities.
●
 Inputs other than quoted prices that are observable, either directly or indirectly, for the term of the asset or liability (e.g., interest rates, yield curves, credit risks, prepayment speeds or volatilities) or "market corroborated inputs."

    Level 3 Inputs
●	Prices or valuation techniques that require inputs that are both unobservable (i.e. supported by little or no market activity) and that are significant to the fair value of the assets or liabilities.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Short-term money market instruments: Stated at cost, which approximates fair value.

Unity Bancorp, Inc. common stock fund:  Comprised of Unity Bancorp, Inc. common stock which is traded on NASDAQ and is valued at its quoted market price at the daily close.

Common collective trusts:  Valued at the net asset value ("NAV") of shares held by the plan at year-end.  The NAV is derived from each Fund's audited financial statements and not published prices.

Guaranteed investment contracts ("GICs):  Stated at fair value.  The fair value of GICs is calculated based on the market values of the underlying securities.  A synthetic GIC is comprised of two components, an underlying asset and a "wrapper" contract.  Wrapper contracts generally change the investment characteristics of underlying securities (such as corporate debt or U.S. government securities) to those of guaranteed investment contracts.  The wrapper contracts provide benefit-responsive distributions for specific underlying securities may be withdrawn at contract or face value.

Participant loans:  Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial  instruments could result in a different fair value measurement at the reporting date.

The following table presents, by level within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008.

	Level 1	Level 2	Level 3	Total
Short-term money market instruments	$-	$513,503	$-	$513,503
Unity Bancorp, Inc. stock fund (69,498 shares)	-	270,934	-	270,934
Common collective trusts	-	1,763,330	-	1,763,330
Guaranteed investment contracts	-	-	190,024	190,024
Participant loans	-	-	88,928	88,928
Total	$-	$2,547,767	$278,952	$2,826,719

The table below presents the changes in Level 3 assets:
	Guaranteed Investment Contract	Participant Loans
Beginning balance December 31, 2007	$142,836	$121,017
Realized gains (losses)	-	-
Unrealized gains (losses) relating to instruments still held at the reporting date	11,730	-
Purchases, sales, issuances and settlements, net	35,458	(32,089)
Ending balance December 31, 2008	$190,024	$88,928

(7)	Investments

For the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007
Mutual funds	$(844,209)	$132,586
Common stock	(281,609)	(380,703)
Total	$(1,125,818)	$(248,117)

The following table represents the fair value of individual investments, which exceed 5% of the Plan’s net assets as of December 31, 2008 and 2007:

	2008	2007
SSGA - Government Money Market	$500,913	$210,430
SSGA - S&P 500 Flagship SL Series Fund	285,539	445,693
Unity Bancorp, Inc. Stock Fund	270,934	627,158
SSGA - S&P Midcap Index SL Series Fund	254,594	450,668
SSGA - Long U.S. Treasury Index SL Series	249,659	135,659
SSGA - S&P Growth Index SL Fund Series A	192,817	282,145
SSGA - Pentegra Stable Value Fund	190,024	142,836

(8)	New Accounting Pronouncements

In January 2009, AICPA Accounting Standards Executive Committee and the Alternative Investments Task Force prepared Draft Issues Paper FASB Statement No.157 Valuation Consideration for Interests in Alternative Investments.  This draft issues paper focuses on certain aspects of alternative investments and is intended to assist investor entities when implementing the provisions of FASB Statement 157 Fair Value Measurements (SFAS 157) in estimating the fair value of their interests in alternative investments.  This draft issues paper is applicable when estimating the fair value of investments in fund-of-funds and direct investments in funds.

The AICPA practice aid Alternative Investments – Audit Considerations notes that a readily determinable fair value does not exist for many alternative investments, which, in may cases, makes the task of estimating fair value the biggest single challenge in financial reporting related to alternative investments.  Further complicating measurement is the fact that investee fund managers may not provide transparent information relating to their investment portfolios.  The practice aid states that “management of the investor entity is responsible for the valuation of alternative investment amounts as presented in the investor entity’s financial statements” and “this responsibility cannot, under any  circumstances, be outsourced or assigned to a party outside of the investor entity’s management.”  Those statements were not intended to preclude management of the investor entity from utilizing fair value measurement input from such third parties.  Rather, these statements were intended to clarify and emphasize that management of the investor entity is ultimately responsible for the fair values reported in the entity’s financial statements, and to impose upon management of the investor entity an obligation to carefully consider how third-party input is used in estimating fair value.

The draft issues paper indicates that when estimating fair value, an investor must consider other attributes and features of the investment in addition to the investee’s net asset value per share.  The FASB staff held discussions about the valuation of alternative investments.  See FSP No. FAS 157-g.

FSP No. FAS 157-g, June 2009 Proposed FASB Staff Position

FASB has issued proposed FASB Staff Position (FSP) No. FAS 157-g, Estimating the Fair Value of Investments in Investment Companies That Have Calculated Net Asset Value per Share in Accordance with the AICPA Audit and Accounting Guide, “Investment Companies”.  If finalized, this proposed FSP would amend FASB Statement No. 157, Fair Value Measurements, to provide application guidance for estimating the fair value of investments in investment companies that have calculated net asset value per share in accordance with the AICPA Audit and Accounting Guide, Investment Companies.  The proposed FSP would apply to investments in entities that meet the definition of an investment company in the Guide for which the entity’s net asset value per share (or its equivalent, for example, partners’ capital per share for an investment in a partnership) has been calculated in accordance with that Guide.  However, the FSP would not apply if the fair value of the investment is readily determinable as defined in FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities.

The proposed FSP states that in circumstances in which net asset value per share of an investment is not determinative of fair value, a reporting entity is permitted, as a practical expedient, to estimate the fair value of an investment within the scope of the FSP using the net asset value per share of the investment (or its equivalent, for example, partners’ capital per share for an investment in a partnership) without further adjustment, if the net asset value per share of the investment is determined in accordance with the AICPA Audit and Accounting Guide, Investment Companies, as of the reporting entity’s measurement date.  If an investment is within the scope of the FSP, for both recurring and nonrecurring measurements, the FSP would require a reporting entity to disclose certain information that enables users of its financial statements to understand the nature and risks of the investment.

If finalized, the proposed FSP would be effective upon issuance, including prior periods for which financial statements have not been issued, and applied prospectively.  The proposed FSP would not require disclosures for earlier periods presented for comparative purposes at initial adoption.  In periods after initial adoption, the FSP would require comparative disclosures only for periods ending after initial adoption.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits from the Plan’s financial statements to the Form 5500:

	As of December 31,
	2008	2007
Net assets available for benefits per the financial statements	$2,828,358	$3,588,681
Less: Adjustment from contract value to fair value	(1,639)	(4,857)
Net assets available for benefits per Form 5500	$2,826,719	$3,583,824

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Schedule G, Part I - Schedule of Loans or Fixed Income Obligations in Default or Uncollectible
December 31, 2008

			Amount Received During Reporting Year				Amount Over-Due
* If Party in Interest	Identity of Obligor	Original Amount of Loan	Principal	Interest	Unpaid Balance at 12-31-08	Loan Terms	Principal	Interest
*	Mary Pietryk	$3,000	$0.00	$0.00	$3,000	Original loan date = April 2, 2008 Maturity date = May 16, 2009 Interest rate = 7.0% Uncollateralized	$3,000	$159.25

UNITY BANK
Employees’ Savings and Profit Sharing Plan and Trust
Schedule H, Line 4(i) - Schedule of Assets
(Held at End of Year)
December 31, 2008

	Shares	Current Value
SSGA-Government Money Market	500,913	$500,913
SSGA-S&P 500 Flagship SL Series Fund	1,605	285,539
Unity Bancorp, Inc. Stock Fund*	69,498	270,934
SSGA-S&P Midcap Index SL Series Fund	13,425	254,594
SSGA-Long U.S. Treasury Index SL Series	18,324	249,659
SSGA-S&P Growth Index SL Fund Series A	23,766	192,817
SSGA-Pentegra Stable Value Fund	16,694	190,024
SSGA-Russell 2000 Index SL Series Fund	8,346	135,154
SSGA - Moderate Strategic Balanced SL Fund	11,056	126,934
SSGA-S&P Value Index SL Fund Series A	16,270	123,850
SSGA-Daily EAFE Index SL Series Fund	8,463	112,165
SSGA - Target Retirement 2015 SL	6,850	60,187
SSGA-Aggressive Strategic Balanced SL	5,766	50,792
SSGA-NASDAQ 100 Index Non-lending Fund	6,585	49,532
SSGA - Conservative Strategic Balanced SL	3,134	45,291
SSGA Passive Bond Market SL Series Fund	2,076	39,529
SSGA-REIT Index Non-Lending Series Fund	2,221	36,614
SSGA - Target Retirement 2035 SL	87	673
Loans to Participants (Range of interest rates charged was 5% to 9.25%) *	88,928	88,928
Collective Short Term Investment Funds	12,590	12,590
		$2,826,719

                    * A party-in-interest as defined by ERISA

SIGNATURE OF PLAN ADMINISTRATOR

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Unity Bank
Dated: June 29, 2009

By:

/s/ Alan J. Bedner, Jr.
------------------------------

Alan J. Bedner, Jr.
Plan Administrator
EVP and CFO